                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

  Soliciation/Recommendation Statement under Section 14(d)(4) of the Securities
                              Exchange Act of 1934

                            CANAAN ENERGY CORPORATION
                            (Name of Subject Company)

                            CANAAN ENERGY CORPORATION
                       (Names of Persons Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   134743 10 3
                      (CUSIP Number of Class of Securities)

                                 LEO E. WOODARD
                            Canaan Energy Corporation
                          211 N. Robinson, Suite N-1000
                             Oklahoma City, OK 73102
                                 (405) 604-9200

 (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

                                 WITH COPIES TO:

                            MICHAEL M. STEWART, ESQ.
                                 Crowe & Dunlevy
                             1800 Mid-America Tower
                             Oklahoma City, OK 73102
                                 (405) 235-7747

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                        [CANAAN ENERGY CORPORATION LOGO]


                                                For further information contact:
                                                Sue Barnard, Corporate Secretary
                                                                  (405) 604-9205
                                                    sue.barnard@canaanenergy.com
                                                    ----------------------------

                            CANAAN ENERGY CORPORATION
                         ADOPTS SHAREHOLDER RIGHTS PLAN

     March 14, 2002 -- Canaan Energy Corporation today announced that on March 13, 2002 its Board of Directors adopted a Shareholder Rights Plan. Under the Plan, preferred stock purchase rights will be distributed to Canaan Energy Corporation Shareholders of record as of the close of business on March 25, 2002.

     The Company recently announced that it has received a proposal by Chesapeake Energy Corporation to make a tender offer for Canaan's common stock. The Shareholder Rights Plan was under consideration by the Board of Directors well before the announcement of the proposed tender offer by Chesapeake. If the tender offer is commenced, shareholders should read the Company's solicitation/recommendation statement when it becomes available because it will contain important information about the tender offer. Shareholders will be able to obtain the Company's solicitation/recommendation statement (when available) and a summary of the Shareholder Rights Plan for free from the U.S. Securities and Exchange Commission's website, www.sec.gov, and from the Company, upon
                                   -----------
request.

     The Rights Plan is designed to assure that all of Canaan's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to deter potential abusive tactics to gain control of the Company without paying a fair price to all shareholders of the Company. The Rights are intended to enable all Canaan shareholders to realize the long-term value of their investment in the Company. The Rights will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover.

     The Rights generally will be exercisable only if a person or group acquires 15% or more of the Company's common stock or commences a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the common stock. The Rights will expire on March 12, 2012.

     Canaan Energy Corporation is an independent oil and gas exploration and production company headquartered in Oklahoma City, Oklahoma. Canaan trades on the NASDAQ National Market System under the symbol KNAN.

                        [CANAAN ENERGY CORPORATION LOGO]

                                                                  March 14, 2002

To Our Shareholders:

     On March 13, 2002, your Board of Directors engaged a financial advisor, CIBC World Markets Corp., to evaluate a proposal recently announced by Chesapeake Energy Corporation that may involve a cash tender offer for Canaan shares. CIBC will also advise the Company on other strategic alternatives which are likely to include superior opportunities to maximize shareholder value.

     The Board also adopted a Shareholder Rights Plan, which had been under consideration by the Board well before the announcement of the proposed tender offer by Chesapeake. Pursuant to the Plan, the Board declared a dividend distribution of Preferred Share Purchase Rights to shareholders of record on March 25, 2002. I am writing to you to explain why the Board took this action and how the Rights work.

     Share purchase rights are designed to assure that all of Canaan Energy Corporation's shareholders receive fair and equal treatment in any proposed takeover of the Company. They guard against abusive tactics to gain control of the Company without paying all shareholders a premium for that control.

     I want to emphasize that the Rights will not prevent a takeover. They are, however, intended to enable all of our shareholders to realize the long-term value of their investment in the Company, and should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover. Many companies have adopted Rights Plans and we believe the Plan is a mechanism designed to enhance shareholder value. A Summary of Rights to Purchase Preferred Shares describing the Plan is enclosed for your reference.

     The Rights issued under the Plan may be redeemed by the Board of Directors for $0.01 per Right prior to the accumulation of 15% or more of the Company's shares by a single acquirer or group. The Rights will not interfere with any merger or business combination approved by the Board of Directors.

           211 N. Robinson Suite N1000 . Oklahoma City, OK 73102-7132.
                       Phone 405.604.9200 Fax 405.604.9299

     Adoption of the Plan does not weaken the financial strength of the Company or affect its business plans. Issuance of the Rights:


     o    has no dilutive effect on the value of the common shares;

     o    will not affect reported earnings per share;

     o    is not taxable to the Company or to you; and

     o    will not change the way in which you can trade the Company's shares.

     In adopting the Rights Plan and engaging a financial advisor, we have expressed our determination that you, our stockholders, be given every opportunity to participate fully in the value of your ownership in Canaan Energy Corporation.

     If the Chesapeake tender offer is commenced, shareholders should read the Company's solicitation/recommendation statement when it becomes available because it will contain important information about the tender offer. Shareholders will be able to obtain the Company's solicitation/recommendation statement (when available) and a summary of the Shareholder Rights Plan for free from the U.S. Securities and Exchange Commission's website, www.sec.gov, and
                                                            -----------
from the Company, upon request.

     On behalf of the Board of Directors.



                                                              /s/ Leo E. Woodard
                                            ------------------------------------
                                                                  Leo E. Woodard
                                            Chairman and Chief Executive Officer

                        [CANAAN ENERGY CORPORATION LOGO]

                 SUMMARY OF RIGHTS TO PURCHASE PREFERRED SHARES

Introduction

On March 13, 2002, the Board of Directors of Canaan Energy Corporation, an Oklahoma corporation, declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share. The dividend is payable on March 25, 2002 to the stockholders of record on March 25, 2002.

Our Board has adopted this Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group which acquires 15% or more of our outstanding common stock without the approval of our Board. The Rights Agreement should not interfere with any merger or other business combination approved by our Board.

For those interested in the specific terms of the Rights Agreement as made between our Company and UMB Bank, N.A., as the Rights Agent, on March 13, 2002, we provide the following summary description. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement. A copy of the agreement is available free of charge from our Company.

The Rights. Our Board authorized the issuance of a Right with respect to each outstanding share of common stock on March 25, 2002. The Rights will initially trade with, and will be inseparable from, the common stock. The Rights are evidenced only by certificates that represent shares of common stock. New Rights will accompany any new shares of common stock we issue after March 25, 2002 until the Distribution Date described below.

Exercisability.  The Rights will not be exercisable until

     o 10 days after a public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of the Company's outstanding common stock, or, if earlier,

     o 10 business days (or a later date determined by our Board before any person or group becomes an Acquiring Person) after a person or group begins or announces an intention to make a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

     We refer to the date when the Rights become exercisable as the "Distribution Date." Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After the Distribution Date, the Rights will separate from the common stock and be evidenced by Rights certificates that we will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised.

     Our Board may reduce the threshold at which a person or group becomes an Acquiring Person from 15% to not less than 10% of the outstanding common stock.

Exercise Price. Each Right will allow its holder to purchase from our Company one one-thousandth of a share of Series A Junior Participating Preferred Stock ("Preferred Share") for $45.00, once the Rights become exercisable. A description of the terms of the Preferred Stock are set forth in the Rights Agreement. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights. A Right has no economic value unless and until an acquirer acquires 15% of Canaan's voting stock without Board approval.

Consequences of a Person or Group Becoming an Acquiring Person.

o Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $45.00, purchase Preferred Stock (or common stock if the Company so determines) with a market value of $90.00, based on the market price of the common stock prior to such acquisition.

o Flip Over. If our Company is later acquired in a merger or similar transaction after the Rights Distribution Date, all holders of Rights except the Acquiring Person may, for $45.00, purchase shares of the acquiring corporation with a market value of $90.00 based on the market price of the acquiring corporation's stock, prior to such merger.

Preferred Share Provisions.

Each one one-thousandth of a Preferred Share, if issued:

o        will not be redeemable;

o        will rank junior to all other series of the Company's Preferred Stock;

o will entitle holders to quarterly cumulative preferential dividend payments of $1.00 per share, but would be entitled to receive, in the aggregate a dividend of 1,000 times the dividend declared on their common stock;

o will entitle holders upon liquidation either to receive $1,000 per share, but would be entitled to receive, in the aggregate, an amount equal to 1,000 times the payment made on one share of common stock;

o        will have the same voting power as one share of common stock; and

o if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to receive 1,000 times the amount received per share of common stock.

The value of one one-thousandth interest in a Preferred Share should approximate the value of one share of common stock.

Expiration. The Rights will expire on March 12, 2012.

Redemption. Our Board may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If our Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common stock, our Board may exchange the Rights, in whole or in part, at an exchange ratio of one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. Our Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights Agreement may be amended by our Board without the consent of the holders of the Rights. However, our Board may not amend the Rights Agreement to lower the threshold at which a person or group becomes an Acquiring Person to below 10% of our outstanding common stock. In addition, the Board may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an Acquiring Person, our Board may not amend the agreement in a way that adversely affects holders of the Rights.